SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2006

OR

137

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number:

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mid-State Bank & Trust,

A Division of Rabobank, N.A.

1026 Grand Avenue

Arroyo Grande, California 93420

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Note:           Schedules other than that listed above have been omitted because they are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Investment Committee of the

Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan

Arroyo Grande, California:

We have audited the accompanying statements of net assets available for plan benefits of the Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006.  These financial statements and the schedule referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 8, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ BDO Seidman, LLP
Costa Mesa, California June 27, 2007

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2006	2005
Assets:
Cash	$38	$3,090

Investments, at fair value	64,371,024	56,033,722

Total Assets	$64,371,062	$56,036,812

Net assets available for benefits, at fair value	64,371,062	56,036,812

Adjustment from fair value to contract value for Fully benefit-responsive investment contracts	—	—

Net assets available for plan benefits	$64,371,062	$56,036,812

See accompanying notes to financial statements.

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2006

Net assets available for plan benefits, beginning of year	$56,036,812

Additions:
Investment income:
Interest	614,649
Dividends	148,835
763,484
Less: transactional expenses	21,028

Net investment income	742,456

Contributions:
Employer contributions, net of forfeitures of $161,090	3,121,781
Participant contributions	2,541,943
Participant rollover contributions	69,372

Total contributions	5,733,096

Net appreciation in fair value of investments	6,825,392

Other losses	36,688

Total additions, net	13,264,256

Deductions:
Benefits paid to participants	4,930,006

Total deductions	4,930,006

Net increase	8,334,250

Net assets available for plan benefits, end of year	$64,371,062

See accompanying notes to financial statements.

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Notes to Financial Statements

1.     Description of the Plan

The following summary description of the Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Mid-State Bank & Trust (the “Bank” or “Mid-State”). During 2005, the Plan was amended so that participants became eligible on the first day of the month following completion of thirty days of service. The Plan was further amended January 1, 2006 to automatically enroll and make eligible newly hired employees at a 3% default deferral rate. The Plan also changed the compensation definition to exclude income from the exercise of stock options and all imputed wages, eliminate the early retirement provision and increase the employer match to a maximum of 5% based on a tier model. The Bank is both the sponsor and administrator of the Plan. The trustee of the Plan is the Prudential Retirement Insurance & Annuity Co. (the Trustee or Prudential). Prudential Retirement Insurance & Annuity Company is a wholly-owned Subsidiary of Prudential. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA).

Contributions

Participants may defer up to 30 percent of their pre-tax compensation through payroll deductions, subject to certain income related restrictions. The Bank made a discretionary matching contribution per pay period to all participants who made contributions to the Plan during the years presented. For the year ended December 31, 2006, the matching contribution was $1,443,528 net of forfeitures applied of $51,064. For each eligible employee that is employed by the Plan Sponsor on the last day of the contribution period, the Bank may also contribute a profit sharing allocation to the Plan. This contribution is determined annually by the Bank’s Board of Directors. The Board of Directors of the Bank elected to make a profit sharing allocation to the Plan of $1,678,253, net of forfeitures applied of $110,026, for fiscal year 2006. The profit-sharing contribution was remitted to the Plan prior to December 31, 2006 and accordingly is included in investments on the Statement of Net Assets Available for Plan Benefits as of December 31, 2006. The Bank’s profit-sharing contribution, together with its salary deferral matching contribution and any additional contributions in each Plan year, may not exceed 15 percent of the compensation of all Plan participants. Total contributions in any Plan year are subject to the applicable annual additions limitations under the Internal Revenue Code (IRC). The Plan also accepts rollover contributions from other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contribution and an allocation of (a) the Bank’s contributions; (b) amounts previously forfeited by other employees; (c) net investment income; and (d) net investment appreciation or depreciation. Participants who make distributions from their accounts or invest in the Bank’s stock are charged a transaction fee. The Bank’s profit sharing contribution was allocated to each participant’s account in the proportion that each participant’s annual compensation bears to the total compensation for all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in any voluntary contributions and net income thereon.  Participants vest in Bank contributions and the related net income earned as follows:

Year(s) of Service	Percentage Vested

1	20%
2	40%
3	60%
4	80%
5	100%

Notwithstanding the above, if a participant (1) attains the age of 59½, (2) dies or (3) terminates employment by reason of disability while employed, the Bank’s contribution and forfeitures allocated to such participant becomes 100 percent vested without regard to years of service.  Refer to Note 3 for the impact of a subsequent event on Plan vesting.

Payment of Benefits

Upon termination of employment, attaining the age of 59 ½, death or disability, participants may elect to receive benefits in the form of a single lump-sum amount equal to the value of their vested interest in their account or equal installments over a period of not more than the life expectancy determined at the time of distribution.  The Plan also provides for hardship withdrawals from a participant’s vested interest in their account for immediate and extreme financial needs, subject to certain limitations.  Payments are valued as of the last valuation date on or before termination and are recorded when paid.

Participant Loans

The Plan permits participants to borrow against their vested account balances.  Participants can borrow the lesser of 50 percent of their vested account balance or $50,000 reduced by the excess, if any, of their highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over their current outstanding balance of loans.  The interest rate on participant loans is the prime rate at inception of the loan plus one percent.  Loans outstanding as of December 31, 2006 and 2005 had interest rates ranging from 4.75 percent to 9.50 percent.  Loans outstanding as of December 31, 2006 mature between 2007 and 2021.

Forfeitures

Forfeitures attributable to the Bank’s matching contributions are used to reduce the Bank’s contribution for the Plan year in which the forfeitures occur.

Forfeitures attributable to the Bank’s discretionary contributions are added to the Bank’s discretionary contribution for the Plan year in which such forfeitures occur and are allocated among the participants’ accounts in the same manner as the Bank’s discretionary contributions.

For the year ended December 31, 2006, employer matching contributions were reduced by $51,064 as a result of forfeitures.  In addition, forfeitures of $110,026 were used to reduce the employer profit sharing contributions allocated to active participants during 2006.  There were no unallocated forfeitures relating to employer matching contributions at December 31, 2006 and 2005.

Administrative Expenses

All expenses incurred in the administration of the Plan, including legal and accounting fees, are paid directly by the Bank.  The Bank is not obligated to pay administration expenses of the Plan and they pay such expenses on a discretionary basis.  During the 2006 Plan year, the administrative expenses paid by the Bank totaled $61,878.  Participants paid transactional expenses that amounted to $21,028 for the year ended December 31, 2006, which is presented as a reduction to net investment income.

2.     Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and thus are based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risks and Uncertainties

The Plan investments in Mid-State Bancshares amounted to $7,270,495 and $5,745,006 as of December 31, 2006 and 2005, respectively.  Such investments represent 11% and 10% of total assets at December 31, 2006 and 2005, respectively.  For risks and uncertainties regarding Mid-State Bancshares, participants should refer to the December 31, 2006 and 2005 Forms 10-Ks and the 2006 Form 10-Q’s filed with the Securities and Exchange Commission as of and for the periods then ended.

The Plan provides for various investment options in pooled separate accounts that invest in investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The Plan invests in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S companies.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value or estimated fair value.  The Mid-State Bancshares are based on quoted market prices.  The Pooled Separate accounts are based on the unit price of the net asset value of shares held by the Plan at year-end.  Unit price of the net asset value of shares is determined based on quoted market prices, or if not available, quotes from brokers and dealers.  One of the Plan’s investments is a benefit-responsive investment contract valued at fair value (see Note 5).  It is management’s belief that fair value approximates contract value.  Participants loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Investment income and appreciation or depreciation is allocated daily to each participant’s account in proportion to the ratio of the account balance to all account balances.

Management determines the collectibility of participant loans on a periodic basis.  This determination is made based on the terms of the Plan document and the related Plan policies and procedures.  Those participant loans that are deemed to be uncollectible are written-off and included as benefits paid to participants in the financial statements and the Form 5500 for financial reporting purposes in the year the determinations is made.  No participant loans were written-off during the year ended December 31, 2006.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

3.     Subsequent Event / Plan Termination

On November 1, 2006, Mid-State Bancshares (the parent company of Mid-State Bank & Trust) and VIB Corp entered into an agreement and plan of merger pursuant to which Mid-State Bancshares would be merged into VIB Corp and Mid-State Bank & Trust would be merged into VIB Corp’s subsidiary bank, Rabobank, National Association (“Rabobank”).  The merger closed on April 30, 2007.

As a result of the merger, Rabobank elected to terminate the Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan, subject to the provisions of ERISA. As a result of the termination of the Plan, participants became 100 percent vested in their accounts.  In May 2007, contributions to the Plan by employer and employees were discontinued.  Employees and retirees have until September 30, 2007 to either 1) roll their balances over to the existing 401(k) Plan offered by Rabobank, 2) roll their balances over to another qualified IRA Plan at another institution, or 3) take a lump sum distribution of their balances.  For those employees and retirees who have not taken one of these three steps by this deadline, balances will be segregated and managed by Prudential Bank& Trust, FSB Statement Savings IRA through an “Auto Rollover Agreement – Terminating Defined Contribution Plan.”  Additionally, Rabobank’s 401(k) Plan is funding loans, if requested by former Mid-State Bank & Trust employees, in order for the former Mid-State Bank & Trust employees to pay off their loans administered by Prudential under the Mid-State Plan.

4.     Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

December 31,	2006	2005
Common Trust, Pooled Separate Accounts:
Guaranteed Income Fund (see Note 5)	$13,860,820	$12,678,812
Fidelity Advisor Equity Income Account	5,503,329	4,705,344
Mid-Cap Growth – Artisan Partners	4,001,960	3,688,220
Small Company Value – Munder Capital Fund	7,500,923	7,733,536
CIGNA Charter Lifetime 40	5,109,902	4,018,498
Mid-State Bancshares Common Stock (see Note 3)	7,270,495	5,745,006

During the Plan year ended December 31, 2006, the Plan’s investments (including net gains and losses on investments bought and sold, as well as held during the year) appreciated in net value as follows:

Pooled Separate Accounts	$4,863,184
Common Stock Mid-State Bancshares	1,962,208

Total	$6,825,392

5.     Investment Contract with Insurance Company

In 1999, the Plan entered into an investment contract with the  predecessor Trustee (CIGNA) to Prudential.  Prudential continues to honor the contract and allows the Plan to offer an investment option, Prudential Guaranteed Income Fund (GIF), with a guaranteed rate of return.  Once invested in this fund, the Participant may be limited under certain circumstances to transfer or withdraw funds from the investment.  In accordance with the provisions of SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans,” the GIF was determined to be fully benefit-responsive by the plan administrator; accordingly, it is stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), which approximates fair value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rate for the years ended December 31, 2006 and 2005 was approximately 3.9 percent and 3.7 percent, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but in no event is less than 1.5%.  Such interest rates are reviewed semi-annually for resetting.  The latest interest rate was reset for the period July 1, 2006 through December 31, 2006 at 4.2 percent.

Generally there are not any events that could limit the ability of the plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.

6.     Tax-Exempt Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 5, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the period covered by determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.     Party-in-Interest Transactions

Prudential Retirement Insurance and Annuity Company and the Bank are parties-in-interest as defined by ERISA.  The Trustee invests Plan assets in its collective investment funds and the Bank’s parent Company Common Stock (Mid-State Bancshares Common Stock).  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor’s Rules and Regulations and are exempt under Section 408(b)(8) of the IRC.

8.     New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market semi-annually. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive.

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Schedule I: - Form 5500 – Schedule H – Line 4i -

Schedule of Assets (Held at End of Year) as of December 31, 2006

EIN:  95-2135438

Plan Number: 001

Identity of Issuer, broker, borrower or similar party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

*	Prudential Retirement Insurance	Guaranteed Income Fund		$13,860,820

	Common Trust, Pooled Separate Accounts:

*	Prudential Retirement Insurance	Fidelity Advisor Equity Income Account		5,503,329
*	Prudential Retirement Insurance	Small Cap Growth – Timessquare		1,565,119
*	Prudential Retirement Insurance	Mid-Cap Growth – Artisan Partners		4,001,960
*	Prudential Retirement Insurance	Large Cap Growth – Turner Investment Partners		973,454
*	Prudential Retirement Insurance	Dryden S & P 500 Index Fund		2,509,391
*	Prudential Retirement Insurance	Small Company Value – Munder Capital Fund		7,500,923
*	Prudential Retirement Insurance	International Blended Fund – Boston Company		2,905,843
*	Prudential Retirement Insurance	Oppenheimer Global Fund		1,717,799
*	Prudential Retirement Insurance	Core Bond Fund		1,744,509
*	Prudential Retirement Insurance	CIGNA Charter Lifetime 20		488,441
*	Prudential Retirement Insurance	CIGNA Charter Lifetime 30		703,616
*	Prudential Retirement Insurance	CIGNA Charter Lifetime 40		5,109,902
*	Prudential Retirement Insurance	CIGNA Charter Lifetime 50		1,095,543
*	Prudential Retirement Insurance	CIGNA Charter Lifetime 60		169,766
*	Prudential Retirement Insurance	Large Cap Value – Barrow Hanley Fund		2,025,271
*	Prudential Retirement Insurance	Mid Cap Value – Wellington Management		2,204,170
*	Prudential Retirement Insurance	Columbia International Value Fund		1,239,852

	Total Common Trust, Pooled Separate Accounts			55,319,708

		Common Stock:
*	Prudential Retirement Brokerage Services	Mid-State Bancshares		7,270,495

*	Prudential Retirement Insurance	Cash		38

		Participant Loans Allocated to:
*	Participant loans	Interest rates ranging from 4.75 percent to 9.50 percent with maturities from 2007 to 2021.		1,780,821

	Total assets held			$64,371,062

See accompanying auditors report

*Represents a party-in-interest.

**Cost information is not required for participant directed investments and is therefore not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MID-STATE BANK & TRUST PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

By:	/s/Michael L. Gibson
Michael L. Gibson, Member of Investment
Committee of the MID-STATE BANK & TRUST PROFIT
SHARING AND SALARY DEFERRAL 401(k) PLAN